FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2006

The Toronto-Dominion Bank

(Translation of registrant's name into English)

c/o General Counsel’s Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is incorporated by reference into all outstanding Registration Statements of The Toronto-Dominion Bank and its affiliates filed with the U.S. Securities and Exchange Commission and the Private Placement Memoranda of Toronto Dominion Holdings (U.S.A.), Inc. dated February 24, 2005.

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: October 19, 2006	By:	/s/ Rasha El Sissi
		Name:	Rasha El Sissi
		Title:	Associate Vice President, Legal

TD Bank Financial Group to Conduct Normal Course Issuer Bid
to Repurchase Common Shares

Toronto, October 19, 2006 - TD Bank Financial Group (TDBFG) (TSX: TD) announced today that, subject to regulatory and stock exchange approval, it intends to launch a normal course issuer bid through the facilities of the Toronto Stock Exchange (TSX) to repurchase up to 5,000,000 of its common shares over the 12 month period following commencement of the bid. This intended repurchase represents approximately 0.7% of the common shares currently issued and outstanding. TDBFG will file a notice of intention with the TSX prior to commencing repurchases.

The number of shares and timing of the repurchases under this bid will be determined by TD, but, it is the bank’s goal to repurchase sufficient shares to offset common share dilution from the exercise of stock options over a 12 month period beginning in December, 2006. TDBFG intends to establish a plan under which its broker, TD Securities, will repurchase this number of shares pursuant to the bid. In accordance with a pre-arranged set of criteria, share repurchases up to this level will be made automatically under the plan, until this repurchase limit is reached or the plan is terminated by TDBFG. TDBFG will not be entitled to vary or suspend the plan. All of these repurchases will be made through the facilities of the TSX in accordance with the rules and policies of the TSX. The price paid for any repurchased shares will be the market price of such shares at the time of acquisition. All repurchased shares will be cancelled.

TDBFG may commence purchases after the TSX has accepted the notice of intention. TDBFG expects to begin repurchasing shares under the bid in December 2006, continuing for up to one year.

TDBFG’s previous normal course issuer bid for 4,000,000 common shares, which commenced on September 18, 2006, has been completed, following the repurchase of 4,000,000 common shares through the facilities of the TSX, at an average price of $66.13 per share.

TDBFG also reconfirmed its previously disclosed intention to increase its ownership in TD Banknorth, subject to market conditions, to up to sixty-six and two thirds percent, the maximum ownership level currently permitted under the TDBFG/Banknorth stockholders agreement.

About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking including TD Canada Trust; Wealth Management including TD Waterhouse and an investment in TD Ameritrade; Wholesale Banking, including TD Securities; and U.S. Personal and Commercial Banking through TD Banknorth. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$385.8 billion in assets, as of July 31, 2006. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

For further information:
Capital Finance: Peter Levitt, Vice President, (416) 308-4426
Investor Relations: Scott Lamb, Vice President, (416) 982-5075
Media Relations: Neil Parmenter, Associate Vice President, (416) 982-4285